Dodge & Cox  /  Investment Managers  /  San Francisco
Financial Services: Weights by Region- ISF vs. MSCI EAFE
as of December 31, 2007
Opportunities:
Strong global growth and increased access to financial products have underpinned a substantial increase in global indebtedness and in financial sector earnings
Japanese Financials have weathered a very difficult decade. The next 3-5 years could be better.
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
Concerns:
Asset quality deterioration if economies or markets weaken
Declining margins and profitability from historically high levels
Lack of transparency around exposure to Subprime markets and
CDOs
Continued M&A at relatively high valuations
Failure to properly manage credit risk
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a broad-based, unmanaged index aggregated from 21 developed market country indices in Europe Australasia and the Far East. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
ISF EAFE ISF EAFE ISF EAFE ISF EAFE ISF EAFE
Banks
3.9 1.9 3.2 8.6 0.7 2.2 9.3 1.6
17.2 14.3
Capital Markets 0.0 0.6 1.8 3.5 0.0 0.5 0.7 0.0 2.5 4.7
& Other
Insurance 1.3 0.5 2.8 3.9 0.0 0.5 0.0 0.0 4.0 4.9
Real Estate
0.0 0.7 0.0 0.6 1.0 1.7 0.0 0.0
1.0 3.0
Total 5.2 3.6 7.8 16.7 1.7 4.9 10.0 1.6 24.7 26.9
Selected Overweights
Selected Underweights
Source: Dodge & Cox; MSCI
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
Emerging Markets* Total Japan Europe / UK Other Developed